EXHIBIT l

                     Actuarial Opinion as to Illustrations

Actuarial Opinion

Carillon Life Account (1940 Act Registration No. 811-09076)
Executive Edge Variable Universal Life Insurance (1933 Act Registration No. 333-36220)
Post-Effective Amendment No. 6 on Form N-6 Pursuant to Rule 485(a)


This opinion is furnished in connection with the above referenced Amendment to the Registration Statement (the "Amendment") for Executive Edge Variable Universal Life Insurance issued by The Union Central Life Insurance Company ("Union Central").

I am familiar with the terms of the Amendment and the accompanying exhibits. The prospectus included in the Amendment describes the policy issued by Union Central. In my professional opinion, as to the illustrations included in the
Amendment:

     1. The illustrations of cash surrender values, cash values, death benefits, and/or any other values illustrated are consistent with the provisions of the policy and Union Central's administrative procedures;

     2. The rate structure of the policy has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchaser with different assumptions; and

     3. The illustrations are based on a commonly used rating classification and premium amounts and ages appropriate for the markets in which the policy is sold.

I hereby consent to the use of this opinion as an Exhibit to the Registration Statement.

/s/ Kristal E. Hambrick

Kristal E. Hambrick, MAAA, FSA
Vice President, Individual Life Product Management
The Union Central Life Insurance Company

September 5, 2007